UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Pluralsight, Inc.

(Name of Subject Company)

Eminence Capital, LP

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Class C Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72941B106

(CUSIP Number of Class of Securities)

Ricky C. Sandler

Eminence Capital, LP

399 Park Avenue, 25th Floor

New York, New York 10022

(212) 418-2100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of communications by Eminence Capital, LP (“Eminence”) with respect to the announced tender offer (the “Tender Offer”) by Lake Merger Sub I, Inc. (“Merger Sub I”), a wholly-owned subsidiary of Lake Holdings, LP (“Parent I”), for any and all of the outstanding common stock of Pluralsight, Inc. (the “Company”) to be commenced pursuant to the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 7, 2021, by and among Parent I, Merger Sub I, Lake Guarantor, LLC, a Delaware limited liability company (“Parent II”), Lake Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent II, the Company and Pluralsight Holdings, LLC, a Delaware limited liability company and subsidiary of the Company.

Eminence Capital Urges Pluralsight Shareholders to Reject Vista Equity’s Tender Offer

Believes New Offer Continues to Significantly Undervalue the Company

Tender Offer Structure is Desperate Attempt to Gain Support for Deal Already Rejected by More than 80% of Unaffiliated Shareholders

NEW YORK – March 9, 2021 – Eminence Capital, LP (“Eminence”), the beneficial owner of approximately 6 million shares of Class A Common Stock of Pluralsight, Inc. (“Pluralsight” or the “Company”) (NYSE: PS), representing approximately 4.84% of the Company’s outstanding shares, today stated that it does not intend to tender its shares into the tender offer announced in connection with Pluralsight’s revised agreement to merge with Vista Equity Partners (“Vista”) for $22.50 per share announced March 8, 2021.

Ricky Sandler, Eminence’s Chief Executive Officer and Chief Investment Officer, said:

“Vista’s modestly improved offer for Pluralsight from an artificially low starting price resulting from a sham process does not come close to compensating shareholders for giving up the value of the Company’s strong near term and long term business prospects as a standalone public company.

“ISS and Glass Lewis independently reached the same conclusion that Pluralsight conducted a deeply flawed sales process. Prior to the adjournment of the Company’s March 2nd special meeting, more than 80% of unaffiliated shareholders who voted rejected Vista’s original grossly inadequate offer price. It is shameful that Pluralsight’s Board, which has been unable to garner support for Vista’s inadequate offer, is now making an end run around all scrutiny by converting to a tender offer in a desperate attempt to coerce shareholders into accepting an inferior price.

“We strongly urge all Pluralsight shareholders not to tender their shares and to join us in unequivocally rejecting this transaction.”

About Eminence Capital, LP

Eminence is a global asset management firm founded in 1999 that currently manages approximately $7.8 billion. Eminence’s investment approach is anchored in bottom up fundamental research seeking to identify “quality value” investment opportunities that are likely to undergo a positive change in investor perception.

Contacts:

Media:

Jonathan Gasthalter/Grace Cartwright

Gasthalter & Co.

(212) 257-4170

Investors:

Bruce Goldfarb/Chuck Garske

Okapi Partners LLC

(212) 297-0720

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